UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 4, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Preliminary Decision regarding the changes to the Adjusted Closing Price for the acquisition of the mobile assets of Oi Móvel S.A.

TIM S.A., (“TIM” or “Company”) (B3: TIMS3; NYSE: TIMB), pursuant to Article 157 of Law No. 6404 and the provisions of CVM Resolution No. 44, and in continuity with the Material Facts disclosed on March 10, 2020, July 18, 2020, July 27, 2020, August 7, 2020, September 7, 2020, December 14, 2020, January 29, 2021, 31 January 2022, February 9, 2022, April 13, 2022, April 20, 2022, August 15, 2022, September 19, 2022, and October 3, 2022, and also the Notices to Shareholders published on June 28, 2022 and August 9, 2022, informs its shareholders and the market in general what follows:

In a Material Fact disclosed by the Company yesterday, the Company informed its shareholders and the market in general that, in view of the express violation of Oi S.A. – Under Judicial Reorganization to the dispute resolution mechanisms provided for in the Purchase and Sale Agreement (“SPA”) of the Assets, Rights and Obligations that make up the UPI Ativos Móveis, to the Company, Telefonica S.A. and Claro S.A. (“Buyers”), the Buyers had no alternative but to file an arbitration proceeding on that date with the Market Arbitration Chamber of B3 S.A - Brasil, Bolsa, Balcão against the Seller in order to determine the effective amount of the Adjusted Closing Price, in the form of the SPA.

The Company was surprised by news published in the press and by a Material Fact disclosed by the Seller this morning that an injunction had been handed down by the 7th. Business Court of the Judicial District of Rio de Janeiro determining the deposit in escrow by the Buyers, within 48 hours, of the amount of approximately R$ 1.53 billion - of which approximately R$ 670 million by TIM - in an account linked to the judicial recovery process of Oi S.A. – Under Judicial Reorganization, where it will be safeguarded until a later decision by an arbitration court; and (ii) that a mediation process be initiated between the parties.

The Company has not yet been notified of the decision, from which it will appeal.

The Company will keep its shareholders and the market in general duly informed of material facts related to this Transaction, pursuant to CVM Resolution No. 44 and applicable legislation.

Rio de Janeiro, October 4th, 2022.

TIM S.A. Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 4, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer